UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)

Date: July 22, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

18 July 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 18 July 2014, it purchased from J.P. Morgan Securities plc, 37,300 ordinary shares at an average price of 584.0133 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,993,896 ordinary shares in treasury, and has 165,534,225 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Director Investor Relations

Tel: +44 (0) 1223 692 000

21 July 2014

CSR plc

(the “Company”)

Transaction in Own Shares

CSR plc announces that on 21 July 2014, it purchased from J.P. Morgan Securities plc, 37,800 ordinary shares at an average price of 581.1952 pence per ordinary share. The purchased shares will be cancelled. Following the above purchase, the Company holds 19,993,896 ordinary shares in treasury, and has 165,511,058 ordinary shares in issue (excluding treasury shares).

Contacts

CSR plc

Will Gardiner, Chief Financial Officer

Jeffery Torrance, VP Investor Relations

Paul Sharma, Director Investor Relations

Tel: +44 (0) 1223 692 000